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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE 14D-1
                                AMENDMENT NO. 7
              (TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                                ---------------

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                               (Subject Company)

                            CALENERGY COMPANY, INC.
                             CE ELECTRIC (NY), INC.
                                    (Bidder)

                  COMMON STOCK, PAR VALUE $6.66 2/3 PER SHARE
                         (Title of Class of Securities)

                                   649840105
                     (CUSIP Number of Class of Securities)

                                ---------------

                            STEVEN A. MCARTHUR, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            CALENERGY COMPANY, INC.
                        302 SOUTH 36TH STREET, SUITE 400
                             OMAHA, NEBRASKA 68131
                                 (402) 341-4500
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
                             PETER J. HANLON, ESQ.
                           MICHAEL A. SCHWARTZ, ESQ.
                            WILLKIE FARR & GALLAGHER
                              ONE CITICORP CENTER
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 821-8000

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         CalEnergy Company, Inc., a Delaware corporation ("CalEnergy"), and CE
Electric (NY), Inc., a New York corporation and a wholly owned subsidiary of CalEnergy (the "Purchaser"), hereby amend and supplement their Statement on
Schedule 14D-1 ("Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on July 18, 1997, as amended by Amendment Nos. 1, 2, 3, 4, 5 and 6, with respect to the Purchaser's offer to purchase 6,540,670 shares of Common Stock, par value $6.66-2/3 per share (the "Shares"), of New York State Electric & Gas Corporation, a New York corporation ("NYSEG"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 1997 (the "Offer to Purchase") and the related Letter of Transmittal.

         Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

         The information set forth in Item 3(b) is hereby amended and supplemented by the following:

                  The Purchaser has amended and supplemented the Offer to Purchase pursuant to a Supplement, dated August 7,1997 (the "Supplement"), to the Offer to Purchase, a copy of which is attached hereto as Exhibit (a)(17). The information set forth in Section 1 "Company's Board of Directors Rejects Offer and Grants Severance Benefits to Management in Response to Offer" of the Supplement is incorporated herein by reference.

Item 5.  Purpose of the Offer and Plans or Proposals of the Bidder.

         The information set forth in Items 5(a), (c) and (e) is hereby amended and supplemented by the following:

                  The information set forth in the Introduction, Section 2 "The Offer; The Proposed Merger", Section 3 "Financing of the Proposed Merger or the Subsequent Offer", Section 4 "Subsequent Regulatory Approvals in Connection With a Merger", Section 6 "Request for Shareholder Lists" and
                  Section 8 "Proposed Reincorporation of CalEnergy to New York" of the Supplement is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         The information set forth in Item 7 is hereby amended and supplemented by the following:

                  The information set forth in Section 3 "Financing of the Proposed Merger or the Subsequent Offer" and Section 6 "Request for Shareholder Lists" of the Supplement is incorporated herein by reference.

Item 10. Additional Information.

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         The information set forth in Item 10(a) is hereby amended and supplemented by the following:

                  The information set forth in Section 1 "Company's Board of Directors Rejects Offer and Grants Severance Benefits to Management in Response to Offer" of the Supplement is incorporated herein by reference.

         The information set forth in Item 10(b)-(c) is hereby amended and supplemented by the following:

                  The information set forth in the Introduction and Item 4 "Subsequent Regulatory Approvals in Connection With a Merger" of the Supplement is incorporated herein by reference.

         The information set forth in Item 10(e) is hereby amended and supplemented by the following:

                  The information set forth in Section 5 "Certain Legal Matters", Section 6 "Request for Shareholder Lists" and
                  Section 7 "Saranac Partners" of the Supplement is incorporated herein by reference.

         The information set forth in Item 10(f) is hereby amended and supplemented by the following:

                  The information set forth in the Supplement is incorporated herein by reference in its entirety.

Item 11. Material To Be Filed as Exhibits.

          (a)(17) Supplement to Offer to Purchase, dated August 7, 1997.

          (c)(1) Letter from Cede & Co. to New York State Electric & Gas Corporation, dated August 7, 1997.

          (c)(2) Indemnification Agreement, dated August 6, 1997, between CalEnergy Company, Inc. and National Financial Services Corporation.




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                                   Signatures

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 7, 1997


                                        CE ELECTRIC (NY), INC.


                                        By: /s/ Steven A. McArthur
                                            -------------------------------
                                            Steven A. McArthur, Esq.
                                            Senior Vice President
                                            General Counsel and Secretary



                                        CALENERGY COMPANY, INC.


                                        By: /s/ Steven A. McArthur
                                            -------------------------------
                                            Steven A. McArthur, Esq.
                                            Senior Vice President
                                            General Counsel and Secretary



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                                 EXHIBIT INDEX

                                                                   Page No.
Exhibit                                                        in Sequentially
  No.                      Description                        Numbered Schedule
-------                    -----------                        -----------------

(a)(17)   Supplement to Offer to Purchase, dated August 7, 1997.
(c)(1) Letter from Cede & Co. to New York State Electric & Gas Corporation, dated August 7, 1997.
(c)(2) Indemnification Agreement, dated August 6, 1997, between CalEnergy Company, Inc. and National Financial Services Corporation.




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